Date: August 27, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: CROSSHAIR ENERGY CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21/09/2012
Record Date for Voting (if applicable) :	21/09/2012
Beneficial Ownership Determination Date :	21/09/2012
Meeting Date :	26/10/2012
Meeting Location (if available) :	Office of Crosshair Energy Corporation 1140 West Pender St., Suite 1240 Vancouver, BC V6E 4G1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22765F105	CA22765F1053

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CROSSHAIR ENERGY CORPORATION